UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2020)	Previous Period (Fourth quarter of 2019)	Changes (%)		Year to Year Comparison (First quarter of 2019)	Changes (%)
Operating Revenue	Quarterly Results	44,504	44,106	0.90		43,349	2.66
	Year-to- date (“YTD”) Results	44,504	177,437	—		43,349	2.66
Operating Income	Quarterly Results	3,020	1,625	85.88		3,226	(6.37)
	YTD Results	3,020	11,100	—		3,226	(6.37)
Profit from Continuing Operations Before Income Tax	Quarterly Results	3,700	(78)	N.A.	*	4,678	(20.91)
	YTD Results	3,700	11,627	—		4,678	(20.91)
Profit for the Period	Quarterly Results	3,068	(452)	N.A.	*	3,736	(17.87)
	YTD Results	3,068	8,619	—		3,736	(17.87)
Attributable To: Controlling Interests	Quarterly Results	3,094	(271)	N.A.	*	3,792	(18.39)
	YTD Results	3,094	8,899	—		3,792	(18.39)

*	Means “not applicable.”

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2020)	Previous Period (Fourth quarter of 2019)	Changes (%)	Year to Year Comparison (First quarter of 2019)	Changes (%)
Operating Revenue	Quarterly Results	29,228	28,447	2.75	28,122	3.93
	YTD Results	29,228	114,162	—	28,122	3.93
Operating Income	Quarterly Results	2,579	1,164	121.57	3,057	(15.65)
	YTD Results	2,579	9,501	—	3,057	(15.65)
Profit Before Income Tax	Quarterly Results	4,885	33	14641.94	7,616	(35.86)
	YTD Results	4,885	11,855	—	7,616	(35.86)
Profit for the Period	Quarterly Results	4,061	132	2966.47	6,440	(36.94)
	YTD Results	4,061	9,803	—	6,440	(36.94)

3. Source of Data	Data Provider	IR Team, SK Telecom

	Provided for	Analysts and Investors

	Date of Provision	May 7, 2020 / 3:00 p.m. (Seoul time)

	Location	2020 1Q Earnings Results Conference Call

	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision	• The preliminary results above have been prepared in accordance with International Financial Reporting Standards as adopted in Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: May 8, 2020